SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

UTi WORLDWIDE INC.
(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE
(Title of Class of Securities)

G87210103
(CUSIP Number)

May 6, 2002
(Date of Event Which Requires Filing
of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G87210103	13G	Page 2 of 8

1.	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: Union-Transport Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0

	6.	SHARED VOTING POWER: 0

	7.	SOLE DISPOSITIVE POWER: 1,813,225

	8.	SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,813,225

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.1%, based on 25,702,401 ordinary shares reported as outstanding in Issuer's Annual Report on Form 20-F for the fiscal year ended January 31, 2002.

12.	TYPE OF REPORTING PERSON: CO

* See Instructions before filling out.

CUSIP NO. G87210103	13G	Page 3 of 8

1.	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: PTR Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0

	6.	SHARED VOTING POWER: 0

	7.	SOLE DISPOSITIVE POWER: 4,218,589

	8.	SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,218,589

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 16.4%, based on 25,702,401 ordinary shares reported as outstanding in Issuer's Annual Report on Form 20-F for the fiscal year ended January 31, 2002.

12.	TYPE OF REPORTING PERSON: CO

* See Instructions before filling out.

CUSIP NO. G87210103	13G	Page 4 of 8

1.	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: Anubis Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0

	6.	SHARED VOTING POWER: 0

	7.	SOLE DISPOSITIVE POWER: 4,218,589

	8.	SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,218,589

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 16.4%, based on 25,702,401 ordinary shares reported as outstanding in Issuer's Annual Report on Form 20-F for the fiscal year ended January 31, 2002.

12.	TYPE OF REPORTING PERSON: OO

* See Instructions before filling out.

CUSIP NO. G87210103	13G	Page 5 of 8

This Amendment No. 1 amends the original Schedule 13G (“Original Schedule 13G”) filed with the Securities and Exchange Commission by Union-Transport Holdings Inc. (“UT Holdings”), PTR Holdings Inc. (“PTR Holdings”) and the Anubis Trust (“Trust”). This Amendment is being filed as a result of certain voting agreements described below which relate to the ordinary shares of UTi Worldwide Inc., a British Islands company (“Issuer”). This Amendment does not relate to the acquisition of any ordinary shares of Issuer by the Reporting Persons or any other person or entity.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

	Union-Transport Holdings Inc. PTR Holdings Inc. Anubis Trust	1,813,225 4,218,589 4,218,589

(b)	Percent of Class:

	Union-Transport Holdings Inc. PTR Holdings Inc. Anubis Trust	7.1 16.4 16.4	% % %

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

	Union-Transport Holdings Inc. PTR Holdings Inc. Anubis Trust	0 0 0

(ii) Shared power to vote or to direct the vote:

	Union-Transport Holdings Inc. PTR Holdings Inc. Anubis Trust	0 0 0

(iii) Sole power to dispose or to direct the disposition of:

	Union-Transport Holdings Inc. PTR Holdings Inc. Anubis Trust	1,813,225 4,281,589 4,281,589

(iv) Shared power to dispose or to direct the disposition of:

	Union-Transport Holdings Inc. PTR Holdings Inc. Anubis Trust	0 0 0

CUSIP NO. G87210103	13G	Page 6 of 8

The shares reported as beneficially owned by PTR Holdings include 2,405,364 shares registered in the name of PTR Holdings and 1,813,225 registered in the name of UT Holdings. PTR Holdings is the owner of approximately 56% of the securities of UT Holdings. The shares reported as beneficially owned by the Anubis Trust are the same shares reported as beneficially owned by PTR Holdings. Pursuant to a voting arrangement, the Anubis Trust has the power to vote a majority of the outstanding shares of PTR Holdings.

By virtue of a voting agreement between UT Holdings and its shareholders, UT Holdings agreed to vote the ordinary shares of Issuer held by it as directed by its shareholders in proportion to their interests in UT Holdings. Pursuant to separate voting agreements, PTR Holdings agreed to vote the ordinary shares of Issuer held directly by PTR Holdings and the Issuer ordinary shares held by UT Holdings which PTR Holdings may vote by virtue of the agreement mentioned in the previous sentence as directed by the shareholders of PTR Holdings in proportion to their interests in PTR Holdings. The voting rights of the Anubis Trust were assigned to Matthew J. Wessels. As a result of these voting agreements, the Reporting Persons have retained investment and depositary power over the Issuer ordinary shares beneficially owned by them, but not voting power. Copies of the relevant voting agreements between the Reporting Persons are attached hereto as exhibits and are incorporated herein.

PTR Holdings disclaims beneficial ownership of the Issuer shares held by UT Holdings and the Anubis Trust disclaims beneficial ownership of the Issuer shares held by both UT Holdings and PTR Holdings. This filing should not be construed as an admission by any of the Reporting Persons that they constitute a group or an admission by any of the Reporting Persons that it is the beneficial owner of any of the Issuer securities covered by this Schedule 13G not held directly by such Reporting Person.

CUSIP NO. G87210103	13G	Page 7 of 8

SIGNATURE

     The Reporting Persons signing below previously executed a joint filing agreement which was filed as Exhibit A to the Original Schedule 13G, which joint filing agreement is hereby incorporated by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2002	PTR HOLDINGS INC.

	By:	/s/ Ian Whitecourt

Name: Ian Whitecourt Title: Director

UNION-TRANSPORT HOLDINGS INC.

By:	/s/ Rory Kerr

Name: Rory Kerr Title: Director

ANUBIS TRUST

By: PKF Trustees Limited, the Trustees of the Anubis Trust

By:	/s/ Robert Fearis

Name: Robert Fearis Title: Director

CUSIP NO. G87210103	13G	Page 8 of 8

EXHIBIT INDEX

99.1	Voting Agreement between UT Holdings and PTR Holdings Inc.
99.2	Voting Agreement between PTR Holdings Inc. and Anubis Trust